UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

DREW INDUSTRIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share**

(Title of Class of Securities)

26168L205

(CUSIP Number)

Mary Beth M. Clary, Porter, Wright, Morris & Arthur LLP,

5801 Pelican Bay Blvd., Suite 300, Naples, Florida 34108

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26168L 205		Page 2 of 11 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) L. Douglas Lippert (1)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 916,825 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 916,825(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,825(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.21%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	Page 3 of 11 Pages

SCHEDULE 13D

ATTACHMENT

(1)  L. Douglas Lippert is the Reporting Person individually and as Trustee of the following six trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

(i)	L. Douglas Lippert Living Trust, dated June 6, 1989

(ii)	Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

(iii)	Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

(iv)	Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

(v)	Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

(vi)	Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 127,620 shares held by L. Douglas Lippert as Trustee of one or more of Trusts (i) through (iv) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims pecuniary interest in such shares.

CUSIP No. 26168L 205		Page 4 of 11 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jason D. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,338
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,338
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,338
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205		Page 5 of 11 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua E. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,148
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,148
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,148
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205		Page 6 of 11 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jarod B. Lippert

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,488
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,488
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14		TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	Page 7 of 11 Pages

Item 1.	Security and Issuer:

No change.

Item 2.	Identity and Background:

No change, other than on May 10, 2007, L. Douglas Lippert resigned from Drew Industries Incorporated’s Board of Directors and, on May 18, 2007, Jason D. Lippert was elected a director to fill the vacancy.

Note: The Reporting Persons originally filed a joint Schedule 13D because they may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is and was disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" currently exists or ever existed.

Item 3.	Source and Amount of Funds or Other Consideration:

Not Applicable.

Item 4.	Purpose of Transaction:

Not Applicable.

Item 5.	Interest in Securities of the Issuer:

(a)       The aggregate number and percentage of common stock, $0.01 par value, beneficially owned by each Reporting Person, and the number of shares as to which there is sole or shared power to vote or to direct the voting of and the number of shares as to which there is sole or shared power to dispose or direct the disposition of are:

Reporting Person	Aggregate Shares	%	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
L. Douglas Lippert	916,825	4.21	916,825	4.21	916,825	4.21
Jason D. Lippert(1)	123,338.57		123,338.57		123,338.57
Jarod B. Lippert(2)	20,488	0.09	20,488	0.09	20,488	0.09
Joshua E. Lippert(3)	21,148	0.10	21,148	0.10	21,148	0.10
Total	1,081,799	4.97	1,081,799	4.97	1,081,799	4.97

(1) Includes 20,300 shares subject to options exercisable within 60 days of May 30, 2007; excludes 41,000 shares subject to options which are not exercisable within 60 days of May 30, 2007.
(2) Includes 2,400 shares subject to options exercisable within 60 days of May 30, 2007; excludes 3,000 shares subject to options which are not exercisable within 60 days of May 30, 2007.
(1) Includes 20,000 shares subject to options exercisable within 60 days of May 30, 2007; excludes 22,800 shares subject to options which are not exercisable within 60 days of May 30, 2007.

CUSIP No. 26168L 205	Page 8 of 11 Pages

(b)	See Item 5(a) above.

(c)       The following transactions were effected during the 60 day period prior to May 30, 2007:

–

On May 10, 2007, as a result of his resignation from the Board of Directors, L. Douglas Lippert forfeited his options to purchase 7,500 shares of common stock at the exercise price of $26.39 per share, and 4,000 shares of common stock at the exercise price of $12.78 per share.

–	On May 14, 2007, Jason D. Lippert exercised an option for 10,000 shares of common stock at the exercise price of $4.55 per share.

–	On May 14, 2007, Jason D. Lippert sold 10,000 shares of common stock at an average price of $34.43 per share in the open market.

–	On May 17, 2007, the Trust sold 50,000 shares of common stock at an average price of $33.42 per share, in third market block transactions.

–	On May 18, 2007, the Trust sold 200 shares of common stock at an average price of $33.31 per share, in third market block transactions.

–	On May 21, 2007, the Trust sold 19,100 shares of common stock at an average price of $33.30 per share, in third market block transactions.

–	On May 22, 2007, the Trust sold 40,797 shares of common stock at an average price of $33.39 per share, in third market block transactions.

–	On May 24, 2007, L. Douglas Lippert sold 11,800 shares of common stock at an average price of $34.06 per share, in third market block transactions.

–	On May 25, 2007, L. Douglas Lippert sold 7,400 shares of common stock at an average price of $33.53 per share, in third market block transactions.

–	On May 29, 2007, L. Douglas Lippert sold 20,325 shares of common stock at an average price of $33.58 per share, in third market block transactions.

–	On May 30, 2007, L. Douglas Lippert sold 55,400 shares of common stock at an average price of $33.58 per share, in third market block transactions.

(d)	Not applicable.

(e)       On May 30, 2007, the Reporting Persons, individually, and as a group, ceased to be the beneficial owner of more than 5% of the common stock, $0.01 par value, of Drew Industries Incorporated.

CUSIP No. 26168L 205	Page 9 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

No Change.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 26168L 205	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 11, 2009	/s/ L. Douglas Lippert
L. Douglas Lippert, Individually
and as Trustee of:

The L. Douglas Lippert Living Trust, dated June 6, 1989;

The Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986;

And as Attorney-in-fact for:

Jason D. Lippert 1

Joshua E. Lippert 2

Jarod B. Lippert 3

1

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

2

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

3

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries incorporated.

CUSIP No. 26168L 205	Page 11 of 11 Pages

EXHIBIT

Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: June 11, 2009	/s/ L. Douglas Lippert
L. Douglas Lippert, Individually
and as Trustee of:

The L. Douglas Lippert Living Trust, dated June 6, 1989;

The Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986;

The Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986;

And as Attorney-in-fact for:

Jason D. Lippert 1

Joshua E. Lippert 2

Jarod B. Lippert 3

4

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

5

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D-1 of amendment 1 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

6

The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-2 of amendment 9 to the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries incorporated.